Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Announces Results of its Annual and Special General Meeting

Vancouver, Canada – June 2, 2017 – Canarc Resource Corp (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces the voting results from its Annual and Special General Meeting (the “Meeting”) held on June 2, 2017 in Vancouver, British Columbia. Shareholders voted in favour of all items of business including the re-election of each director nominee and amendments to the Company’s stock option plan and its articles.

A total of 121.3 million shares were voted at the Meeting, representing 54.8% of the issued and outstanding common shares of the Company as at the record date of the Meeting.

Voting results for the election of directors are as follows:

Directors	Votes For	Votes Withheld
Bradford Cooke	82,118,400 (99.18%)	676,150 (0.82%)
Martin Burian	78,325,564 (94.60%)	4,468,986 (5.40%)
Deepak Malhotra	78,323,264 (94.60%)	4,471,286 (5.40%)
Leonard Harris	78,319,964 (94.60%)	4,474,586 (5.40%)

The shareholders voted in favour for the number of directors to be fixed at four and the re-appointment of Smythe LLP as its auditors.

A resolution was passed approving the amendment of the Company’s stock option plan, with 44,283,164 shares (53.81%) voted for the resolution, and 38,011,386 shares (46.19%) voted against the resolution.

A resolution was passed approving the amendment of the Company’s articles, with 63,524,600 shares (76.73%) voted for the resolution, and 19,269,950 shares (23.27%) voted against the resolution.

Further details regarding the foregoing resolutions are available in the Management Information Circular dated April 26, 2017 in respect of the Meeting, which is available on SEDAR at www.sedar.com.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in Nevada and BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net